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                                                                EXHIBIT 99.2

                                HAROLD ROTHSTEIN
                              650 BOCA MARINA COURT
                            BOCA RATON, FLORIDA 33487
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                                 April 15, 1998




American Card Technology, Inc.
2470 Windy Hill Road, Suite 300
Marietta, Georgia  30067

     Re:  Bank Loans to American Card Technology, Inc.

Ladies and Gentlemen:

     I refer to (i) a Line of Credit to American Card Technology, Inc. (the "Company") from Fleet National Bank ("Fleet") in the maximum principal amount of One Hundred Fifty Thousand and 00/100 Dollars ($150,000.00), as evidenced by a promissory note in said amount dated June 28, 1996 (the "Fleet Loan"), and (ii) a Business Installment Loan in the amount of One Hundred Thousand and 00/100 Dollars ($100,000.00) to the Company from The Chase Manhattan Bank ("Chase," and together with Fleet, sometimes collectively referred to herein as the "Banks"), as evidenced by a promissory note in said amount dated October 28, 1996 (the "Chase Loan," and together with the Fleet Loan, sometimes collectively referred to herein as the "Loans"). I hereby represent to the Company that, as of the date hereof, I have a net worth in excess of One Million and 00/100 Dollars ($1,000,000.00).

     For good and valuable consideration, I hereby agree to do either of the following, at my option, if demand is made on the Company by Fleet and/or Chase with respect to the Fleet Loan and/or the Chase Loan prior to the earlier of (i) the net proceeds disbursed pursuant to the Company's initial public offering (the "IPO") equal or exceed $5,100,000.00 or (ii) the closing of a subsequent debt financing negotiated by Lilly Beter Capital Group ("LBCG").

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American Card Technology, Inc.
April 15, 1998
Page 2


     1. Secure replacement financing to pay off the demanded Loan from another lender on the same terms and conditions as the demanded Loan(s) was originally made, except that such new loan shall not be due and payable until the earlier of (i) the net proceeds disbursed pursuant to the IPO equal or exceed $5,100,000.00, or (ii) the closing of a subsequent debt financing negotiated by LBCG, or (iii) January 1, 2001; or

     2. Satisfy the demanded Loan in full, either through the collateral security I have previously pledged to the Bank with respect to the demanded Loan or through some other means satisfactory to the Banks.

     In the event that I personally provide satisfaction of a Loan, the Company hereby agrees and acknowledges that I shall be subrogated to all rights of the Bank with respect to that Loan, so that I shall be treated in the same manner as the Bank would have been treated had the Loan not been satisfied, including, without limitation, repayment of all amounts I paid to the Bank on behalf of the Company with respect to the Loan, on the earlier of (i) the net proceeds disbursed pursuant to the IPO equal or exceed $5,100,000.00, or (ii) the closing of a subsequent debt financing negotiated by LBCG, or (iii) January 1, 2001.


     If the Company is in agreement with the foregoing, please so indicate by countersigning below.


                                       Sincerely yours,


                                            /s/ Harold Rothstein
                                       ------------------------------
                                       Harold Rothstein


ACCEPTED AND AGREED TO AS OF
THE 15TH DAY OF APRIL, 1998:

AMERICAN CARD TECHNOLOGY, INC.


By:       /s/ Lawrence O. Perl
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     Its Chief Executive Officer